May 25, 2005


Albert G. Pappas
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0407
450 Fifth Street N.W.
Washington, DC 20549


RE: International Cellular Accessories
    Registration Statement on Form SB-2
    File No. 333-123092

Dear Mr. Pappas:

This letter shall serve as the request of International Cellular Accessories, pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Thursday, May 27, 2005, 12:00PM EST, or as soon as practicable thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,


/s/ Rachel Wosk
----------------------------
Rachel Wosk, President